EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	AMEX: SA	September 8, 2008

 Positive Metal Recoveries Predicted for Seabridge Gold’s KSM Project

Toronto, Canada – Metallurgical test work for Seabridge Gold’s 100% owned KSM Project predicts gold recoveries averaging 77.4% and copper recoveries averaging 84.8% at a concentrate grade of 25% copper. The results of the test work will be incorporated into the Preliminary Assessment scheduled for completion later this year. The testing focused on the Mitchell zone, which at this early planning stage accounts for more than 85% of the KSM gold resource.

Seabridge President and CEO Rudi Fronk noted that projected gold recoveries are above average for a large porphyry deposit and copper recoveries are in line with deposits having similar grade. “This metallurgical work indicates that there are no apparent issues preventing metal recoveries and production of a salable copper-gold concentrate. This testing demonstrates that commonly used technology and conventional processing are appropriate for commercial recovery of gold and copper values for KSM.”

The test work was conducted by G&T Metallurgical Services Ltd. of Kamloops, British Columbia. G&T is a highly reputable independent laboratory with more than 18 years experience in the field.

Test Work Details

A total of 32 separate composites were prepared from 2007 drill core samples from the Mitchell zone for the initial metallurgical test work. These samples are representative of the primary host rocks logged in the Mitchell zone. Following initial analysis of metallurgical results from these 32 samples, the intervals were combined into nine composites representing grade and rock type variations expected in the projected mill feed. Finally, one composite was prepared from the two rock domains representing 75-80% of the Mitchell resource for locked-cycle flotation and cyanide leach testing to model an actual milling operation. Two samples from the Sulphurets zone were also tested in this program and the metallurgical results were similar to the Mitchell Zone samples. The Sulphurets test results were also consistent with metallurgical testing performed by Placer Dome on the Kerr and Sulphurets zones when they were the owner of the project.

The Bond Work Index testing of these metallurgical samples gave consistent results, with work indices averaging 15 Kw-Hr per tonne. Samples of Mitchell rock were also sent to Hazen Research for semi autogenous comminution (SMC) testing.  The measured SMC work indices averaged 16 Kw-Hr per tonne for the two major rock types. These grinding results are being used to size the milling equipment for KSM. The two samples tested from the Sulphurets zone were considerably harder than the suite of samples tested from the Mitchell Zone based on comparative work index (Cwi) calculations on the Sulphurets samples.

The metallurgical test work demonstrated relatively consistent flotation results at a target primary grind sizing of 125 µm K80. The test work predicts that copper recoveries will range between 74-94% depending on copper grade with an expected average recovery of 84.8%. The copper is captured into a concentrate that averages 25% copper for shipment to a smelter. Approximately 60% of the gold in the ore reports into the copper concentrate.   A separate carbon-in-leach (CIL) circuit would bring overall gold recovery to 77.4%. These average estimated gold and copper recoveries include the Kerr and Sulphurets zones where Mitchell test data has been used to

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predict metallurgical performance. These average recoveries are based on an average mill feed grade of 0.23% copper and 0.60 grams of gold per tonne which includes all three zones.

The KSM metallurgical work by G & T was managed by John Folinsbee P.Eng with overall direction by T.J. Smolik of TJS Mining-Met Services, Inc., both of whom are Qualified Persons under National Instrument 43-10.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation’s principal assets are the KSM property in British Columbia, one of the world’s largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of the Corporation’s mineral resources by project and resource category please visit the Corporation’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

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